UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 29549

SCHEDULE 14F1

INFORMATION STATEMENT PURSUANT TO
SECTION 14F OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
AND RULE 14f-1 THEREUNDER

Safety Components International, Inc.
(Exact name of registrant as specified in its corporate charter)

0-23938
(Commission File No.)

Delaware (State of Incorporation)	33-0596831 (IRS Employer Identification Number)

41 Stevens Street Greenville, South Carolina 29605 (Address of principal executive offices)

(864) 240-2600 (Registrant’s telephone number, including area code)

NO VOTE OR OTHER ACTION OF THE COMPANY’S STOCKHOLDERS
IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND
YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

Safety Components International, Inc.
41 Stevens Street
Greenville, South Carolina 29605
(864) 240-2600

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED
AND RULE 14f-1 PROMULGATED THEREUNDER

NOTICE OF CHANGE IN THE
MAJORITY OF THE BOARD OF DIRECTORS

GENERAL

This information statement is being mailed on or about November 21, 2005 to the holders of record of the common stock, par value $0.01 per share (the “Common Stock”), of Safety Components International, Inc., a Delaware corporation (“Safety Components” or the “Company”), as of the close of business on November 15, 2005.  This information statement is provided to you solely for the purpose of providing you with certain information pertinent to an upcoming change in the composition of the Company’s board of directors (the “Board”).  We are not soliciting proxies in connection with any meeting or requesting any written consent.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY; HOWEVER, YOU ARE NOT REQUIRED TO TAKE ANY ACTION.

Zapata’s Agreements with the WLR Recovery Funds

Zapata Corporation, the beneficial owner of 4,162,394 shares of the Common Stock (approximately 77.3% of the total shares outstanding), has provided the Company with the information contained in the following seven paragraphs.

On September 23, 2005, Zapata entered into a Stock Purchase Agreement with WLR Recovery Fund III L.P., a Delaware limited partnership (“WLR Recovery Fund III”), to sell to WLR Recovery Fund III all of the 4,162,394 shares of the Company’s Common Stock held by Zapata. On September 26, 2005, Zapata, WLR Recovery Fund III and WLR Recovery Fund II, L.P. (“WLR Recovery Fund II” and collectively with WLR Recovery Fund III, referred to as the “WLR Recovery Funds”) entered into Amendment No. 1 and Joinder Agreement which joined WLR Recovery Fund II as a party to the Stock Purchase Agreement. The Amendment No. 1 provides that WLR Recovery Fund II and WLR Recovery Fund III shall purchase 241,419 and 3,920,975 shares, respectively, of the Common Stock. The purchase price is $12.30 per share, or $51,197,446 in the aggregate, which will be paid in immediately available funds at the closing of the transaction from cash that has been placed in escrow as described below.

Completion of the transaction is subject to customary closing conditions, including approval by Zapata stockholders and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”).  On October 26, 2005, Zapata received notice that early termination of the waiting period under the HSR Act had been granted.  On September 23, 2005, the Malcolm I. Glazer Family Limited Partnership (the “Glazer LP”), which beneficially owns approximately 51.9% of Zapata’s outstanding common stock, entered into a Voting Agreement with WLR Recovery Fund III, and granted it an irrevocable proxy to vote in favor of the proposed transaction and against any competing transaction. On September 26, 2003, Glazer LP and the WLR Recovery Funds entered into an Amendment No. 1 and Joinder Agreement which joined WLR Recovery Fund II as a party to the Voting Agreement, and Glazer LP granted an irrevocable proxy to the WLR Recovery Funds to vote in favor of the proposed transaction and against any competing transaction.  On October 27, 2005, Glazer LP executed the written consent necessary to effect the approval of the transaction by Zapata stockholders.  The consent will be effective 20 business days after Zapata mails a definitive information statement to its shareholders, which mailing occurred on October 31, 2005.  Therefore, the closing is expected to take place the first week in December 2005.

On September 26, 2005, Zapata and the WLR Recovery Funds entered into an Escrow Agreement with CitiBank, N.A., as escrow agent (the “Escrow Agreement”). Under the Escrow Agreement, Zapata deposited its stock certificate representing the 4,162,394 shares and the WLR Recovery Funds deposited the entire purchase price in respect thereof from funds on hand pending the closing.

Either Zapata or the WLR Recovery Funds may terminate the Stock Purchase Agreement if the other party has not performed its covenants by December 31, 2005, with certain exceptions (unless they have not been satisfied due to the terminating parties’ breach of the agreement). Zapata will be required to pay the WLR Recovery Funds a $2,000,000 break-up fee, expenses up to $500,000, plus a limited amount of accrued interest if the WLR Recovery Funds terminate the Stock Purchase Agreement and as of December 31, 2005, Zapata has not completed its covenants in the agreement or Zapata’s stockholder vote has not been secured by June 30, 2006 and there are no other unfulfilled conditions or breaches by the WLR Recovery Funds.

Under the Stock Purchase Agreement and Escrow Agreement, Zapata has the sole power to vote the Safety Components shares pending the closing of the sale to the WLR Recovery Funds. The Stock Purchase Agreement provides that after the closing of the transaction and the issuance in the name of the WLR Recovery Funds of certificates representing the purchased Company shares, Zapata will cause its representatives to resign as directors of the Company. After the closing and until the issuance of the certificates, Zapata is obligated to vote the WLR Recovery Funds’ nominees to the Company’s board of directors.

Under the Stock Purchase Agreement and Escrow Agreement, all dividends or distributions declared and paid prior to the closing of the transactions contemplated thereunder with respect to the applicable shares are to be deposited in escrow with CitiBank. The WLR Recovery Funds are entitled to receive all such dividends or distributions upon the closing of the transaction. If the transaction is not closed and the shares are returned to Zapata, Zapata shall be entitled to receive the dividends and distributions.

Change in the Majority of the Directors

Subject to closing of the WLR Recovery Funds’ purchase of Zapata’s shares of the Common Stock, the Company expects to effect the change in the majority of directors by (i) the Board voting to increase the number of its members by one director, (ii) the existing Board appointing three WLR Recovery Funds designees as directors to be effective immediately upon the resignation from the Board of Zapata’s designees Leonard DiSalvo and Avram Glazer and (iii) Mr. DiSalvo and Mr. Glazer then resigning.

Management Bonuses

Upon closing of the stock purchase transaction, and in lieu of any special change of control bonus that is or might be payable (in connection with the WLR Recovery Funds’ purchase of Zapata’s shares of the Common Stock and resulting change in the majority of the members of the Board) pursuant to employment agreements between the Company and each of John Corey (the Company’s CEO and President) and Brian Menezes (the Company’s Chief Financial Officer), the Company will pay a bonus of $994,000 to Mr. Corey and $406,000 to Mr. Menezes.

In addition, immediately prior to closing of the stock purchase transaction, Zapata will make a capital contribution to the Company in the aggregate amount of $1,000,000 for the purpose of the Company paying bonuses to the Company’s executive officers and other key employees for their efforts in connection with the attempts to sell the Company and to provide management with an appropriate incentive to remain with the Company during the pendency of the stock purchase transaction. The Compensation Committee of the Company’s Board of Directors has determined that this $1,000,000 aggregate amount shall be allocated as follows: $400,000 to John C. Corey, President and Chief Executive Officer, $250,000 to Brian P. Menezes, Vice President and Chief Financial Officer, $75,000 to Stephen B. Duerk, Vice President and president of the Company’s North American Automotive Group, and $50,000 to Vick Crowley, Treasurer, with the remainder of $225,000 to be allocated among other key employees of the Company as recommended by the Company’s President and Chief Executive Officer. These bonus amounts payable to Messrs. Corey and Menezes are in addition to the amounts to be paid to them that are described in the immediately preceding paragraph.

*     *     *     *

No action is required by the Company’s stockholders in connection with the election or appointment of the WLR Recovery Funds nominees to the Company’s Board; however, Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder require the Company to mail this information statement to the holders of record of the Common Stock not less than ten days prior to the contemplated change in the majority of the Company’s directors described above.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities

As of November 15, 2005, there were 5,385,147 shares of the Common Stock issued and outstanding.  Each share of the common stock entitles the holder thereof to one vote on each matter that may come before a meeting of the Company’s stockholders.

Security Ownership of Certain Beneficial Owners and Management

Except as otherwise indicated, the following table and notes set forth certain information, to the knowledge of the Company, regarding the beneficial ownership of the Common Stock as of November 15, 2005, by all persons known by the Company to be the beneficial owner of more than 5% of the common stock, by each director or prospective director of the Company, by each of the executive officers listed in the compensation tables below under the heading “Management Compensation” (which we refer to as the “Named Executives”) and by all directors, prospective directors and executive officers of the Company as a group.  Except as otherwise indicated, to the knowledge of the Company, each beneficial owner has the sole power to vote and to dispose of all shares of common stock beneficially owned by such beneficial owner.  The Company’s certificate of incorporation authorizes preferred stock, but no shares of preferred stock have been issued.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Common Stock (1)

Zapata Corporation	4,162,394	(2)	77.3%
100 Meridian Centre, Suite 350
Rochester, New York 14618

WL Ross & Co. LLC, Wilbur L. Ross, Jr.,	4,162,394	(2)	77.3%
WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P.,
WLR Recovery Associates II LLC, and
WLR Recovery Associates III LLC
600 Lexington Avenue, 19th Floor
New York, New York 10022 (3)

Mellon HBV Alternative Investment Strategies LLC	358,606		6.7%
200 Park Avenue
New York, New York 10166 (4)

Ramius Capital Group, LLC and related parties	309,380		5.7%
666 Third Avenue, 26th Floor
New York, New York 10017 (5)

Officers and Directors

Daniel D. Tessoni	—		*
Leonard DiSalvo (6)	—		*
Avram A. Glazer (6)	—		*
John C. Corey (7)(8)	162,900		2.9%
Brian P. Menezes (7)(8)	102,000		1.9%
Stephen B. Duerk (7)	3		*
R. Vick Crowley (7)	—		*

Wilbur L. Ross, Jr. (9)	—		*
David H. Storper (9)	—		*
Michael J. Gibbons (9)	—		*
All executive officers, directors and nominees as a group (10 individuals)	264,903	(10)	4.7%

*Less than 1%.

(1)	Shares beneficially owned, as recorded in this table, expressed as a percentage of the 5,385,147 shares of common stock outstanding on November 15, 2005.

(2)

The shares shown as beneficially owned by Zapata Corporation and the shares shown as beneficially owned by the entities named in Note (3) are the same shares.  These shares have been placed in an escrow account with Citibank, N.A. pending closing under the Stock Purchase Agreement between Zapata Corporation and the WLR Recovery Funds.

(3)

241,419 of the shares (approximately 4.5% of the outstanding common stock) are beneficially owned directly by WLR Recovery Fund II and 3,920,975 of the shares (approximately 72.8% of the outstanding common stock) are beneficially owned directly by WLR Recovery Fund III.  Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of each of WLR Recovery Associates II LLC and WLR Recovery Associates III LLC.  WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II.  Similarly, WLR Recovery Associates III LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund III.  Mr. Ross is also the Chairman and Chief Executive Officer of each of the WLR Recovery Funds. Accordingly, WL Ross & Co. LLC, the WLR Recovery Funds, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares beneficially owned directly by the WLR Recovery Funds.

(4)

The information shown is as of March 29, 2005 and is based upon information disclosed by Mellon HBV Alternative Investment Strategies LLC (“Mellon”) in Amendment No. 1 to Schedule 13D filed with the SEC on March 29, 2005 (the “Amendment”) which indicates that Mellon has sole power to vote and to dispose of these shares.  The Amendment reports that Mellon serves as investment advisor of Mellon HBV Master Multi-Strategy Fund LP, Mellon HBV Master Leveraged Multi-Strategy Fund LP and Mellon HBV Master US Event Driven Fund LP and that none of these funds individually owns more than 5% of the Company’s shares.

(5)

The information shown is as of March 29, 2004 and is based upon information disclosed by Ramius Capital Group, LLC, RCG Carpathia Master Fund, Ltd. (“Carpathia”), SPhinX Distressed (RCG Carpathia), Segregated Portfolio (“SPhinX”), Ramius Securities, L.L.C. (“Ramius Securities”), C4S & Co., L.L.C., (“C4S”), Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon in a Schedule 13G filed with the SEC on April 6, 2004 (the “Ramius 13G”), which indicates that each of these reporting persons has shared power to vote and to dispose, or direct the disposition of, these shares.  The Ramius 13G also indicates that as of the date of its filing, each of these reporting person may be deemed the beneficial owner of (i) 278,509 shares of common stock owned by Carpathia, (ii) 10,871 shares of common stock owned by SPhinX, a segregated account of SPhinX Distressed Fund SPC (the “Fund”), and (iii) 20,000 shares of common stock owned by Ramius Securities.  The Ramius 13G filing further states that:  (i) the Fund is an index fund which invests in various securities, (ii) SPhinX is managed by Ramius, (iii)  Ramius is the investment advisor of SPhinX and Carpathia and has the power to direct some of the affairs of SPhinX and Carpathia, including decisions respecting the disposition of the proceeds from the sale of shares of the common stock, (iv) Ramius Securities is a broker dealer affiliated with Ramius, (v) C4S is the managing member of Ramius and in that capacity directs its operations, and (vi) Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the managing members of C4S and in that capacity direct its operations.

(6)

Mr. Glazer is the Chairman of the Board of Zapata and its President and Chief Executive Officer. Mr. DiSalvo is Zapata’s Vice President – Finance and Chief Financial Officer. Each of Mr. Glazer and Mr. DiSalvo disclaims beneficial ownership of all shares held by Zapata.  The address of each of these persons is c/o Zapata Corporation, 100 Meridian Centre, Suite 350, Rochester, New York 14618.  See note (10).

(7)	The address of each of these persons is c/o Safety Components International, Inc., 41 Stevens Street, Greenville, South Carolina 29605.

(8)	Includes 162,900 shares for Mr. Corey and 102,000 shares for Mr. Menezes underlying currently exercisable stock options under the Option Plan.

(9)

Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC.  Mr. Storper is the Senior Managing Director of WL Ross & Co. LLC.  Mr. Gibbons is the Chief Financial Officer of WL Ross & Co. LLC.  WL Ross & Co. LLC is affiliated with the entities named above in Note (3). Each of  Mr. Ross, Mr. Storper and Mr. Gibbons disclaims beneficial ownership of all shares held by WL Ross & Co. LLC and its affiliates.  The address of each of these persons is c/o WL Ross & Co. LLC, 600 Lexington Avenue, 19th Floor, New York, New York 10022.  See note (10).

(10)

Excludes shares held by Zapata with respect to which Mr. Glazer and Mr. DiSalvo disclaim beneficial ownership and excludes shares beneficially owned by WL Ross & Co. LLC and its affiliates with respect to which Mr. Ross, Mr. Storper and Mr. Gibbons disclaim beneficial ownership.

Change in Control

As described above under “Zapata’s Agreements with the WLR Recovery Funds” and “Change in the Majority of the Directors,” which information is incorporated herein by reference, a change in control of the Company will result upon the consummation of the WLR Recovery Funds’ purchase of the shares of the Common Stock held by Zapata, the resignation of Zapata’s nominees from the Company’s Board and the appointment of three WLR Recovery Funds nominees to the Company’s Board.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Board of Directors

The Board is divided into three classes with staggered three-year terms.  Currently, each of Classes I and II has one director and Class III has two directors.  The Company has not held an annual meeting of stockholders or an election of directors by stockholders since 2002.  Consequently, all directors will hold office until their successors have been duly elected and qualified or until their earlier resignation or removal.  The Company expects to hold an annual meeting of stockholders in the Spring of 2006 at which directors will be elected.  Because all directors have either remained in office beyond the three-year terms to which they were last elected by stockholders or are board-appointed (rather than stockholder-elected) replacements of directors whose three year terms have expired, all directorships will be subject to election at the 2006 annual meeting.  In order to restore the three-year rotation of the classes provided for in the Company’s bylaws, the Company expects that at the 2006 annual meeting Class I directors will be elected for one-year terms ending in 2007, Class II directors will be elected for two-year terms ending in 2008 and Class III directors will be elected for three-year terms ending in 2009.  After these terms, each class will then be elected for three-year terms.

The Board is currently composed of Daniel D. Tessoni (Class I), Leonard DiSalvo (Class II), Avram A. Glazer (Class III) and John C. Corey (Class III).  Mr. DiSalvo and Mr. Glazer, designees of Zapata, were appointed Class II and III directors, respectively, by the Board pursuant to the Company’s bylaws as of January 26, 2004. As described above under “General -- Change in the Majority of the Directors,” in connection with the consummation of the WLR Recovery Funds’ purchase of Zapata’s shares of the Common Stock, the Company expects Mr. DiSalvo and Mr. Glazer to resign from the Board and expects that the Board will appoint Wilbur L. Ross, Jr., David H. Storper and Michael J. Gibbons (each, a “WLR Recovery Fund Nominee”) to the Board. The names, ages, and principal occupations of the current directors and the WLR Recovery Funds’ nominees are provided below.

Current Directors

Daniel D. Tessoni (Class I).  Age 58.  Dr. Tessoni has served as a Director of the Company since May 2005.  Dr. Tessoni holds a Ph.D. in accounting and finance from Syracuse University, is an assistant professor of accounting at the College of Business at Rochester Institute of Technology in Rochester,

New York, and has been a member of the accounting faculty since 1974.  He is licensed as a certified public accountant in the State of New York.  He is also the owner of Value Based Management Associates, through which he provides financial training and consulting services to a wide variety of publicly and privately held companies.  Dr. Tessoni served as a director of ACC Corp., a multinational provider of telecommunication services, until its acquisition by Teleport Communications Group Inc. (now part of AT&T), and was the chair of its audit committee and a member of its executive, compensation and nominating committees and several special committees.  He is currently a member of the Board of Trustees of Keuka College where he serves as the chair of its audit committee and a member of its executive committee, and he is currently a director of Genesee Regional Bank, a community bank in Rochester, New York, where he serves as the chair of its audit committee.

Leonard DiSalvo (Class II).  Age 47.  Mr. DiSalvo has served as a Director of the Company since January 2004.  Mr. DiSalvo joined Zapata in September 1998 and currently serves as its Vice President – Finance and Chief Financial Officer.  Mr. DiSalvo serves as a director of Omega Protein Corporation, a marine protein company and majority-owned subsidiary of Zapata, and as Vice President – Finance and Chief Financial Officer of Zap.Com, Corporation (“Zap.Com”), a subsidiary of Zapata (which until December 2000 was an internet advertising and e-commerce network company, and is currently a public shell company), a position he has held since April 1999.  Mr. DiSalvo has over 20 years of experience in the areas of finance and accounting.  Mr. DiSalvo served as a finance manager for Constellation Brands, Inc., a national manufacturer and distributor of wine, spirits and beer, from 1996 until September 1998.  Prior to that position, Mr. DiSalvo held various management positions in the areas of finance and accounting in the Contact Lens Division of Bausch & Lomb Incorporated.  Mr. DiSalvo is a Certified Public Accountant.

John C. Corey (Class III).  Age 58.  Mr. Corey has served as President, Chief Executive Officer and Director of the Company since the Company emerged from proceedings under Chapter 11 of the U.S. Bankruptcy Code in October 2000.  Prior to that, he had served as President, Chief Operating Officer and Director of the Company since March 1999.  Mr. Corey served as President of Stanley Mechanics Tools, Inc., a division of The Stanley Works, a company engaged in the business of manufacturing and distributing mechanics hand tools, from September 1996 to March 1999, where he was responsible for worldwide operations.  Mr. Corey is also a director of Stoneridge, Inc., a publicly traded company and manufacturer of electronic parts and accessories for motor vehicles, chairman of the board of Haynes International, Inc., a publicly traded specialty metal alloy producer, and a director of Fairfield Manufacturing Company, Inc., a privately held mechanical gear manufacturer.

Avram A. Glazer (Class III).  Age 45.  Mr. Glazer has served as a Director of the Company since January 2004.  Mr. Glazer has been President and Chief Executive Officer of Zapata since March 1995, Chairman of the Board of Zapata since March 2002 and a director of Zapata since July 1993.  In addition, he serves as a director and as the President and Chief Executive Officer of Zap.Com. Mr. Glazer is also Chairman of the Board and a director of Omega Protein Corporation, a marine protein company and majority-owned subsidiary of Zapata.

WLR Recovery Funds Nominees

All of the WLR Recovery Fund nominees are officers of WL Ross & Co. LLC.  The relationship between WL Ross & Co. LLC and the WLR Recovery Funds is described in note 3 to the table above under the heading “Security Ownership of Certain Beneficial Owners and Management.”

Michael J. Gibbons (Class I).  Age 34. Mr. Gibbons has been the Chief Financial Officer of WL Ross & Co. LLC since July 2002.  From 1996 to July 2002 Mr. Gibbons was a Senior Manager of the Hedge Fund/Investment Partnership specialty practice group of Marcum & Kliegman LLP, a public accounting  and financial consulting firm. Mr. Gibbons is licensed as a certified public accountant in the State of New York and graduated from Pace University with a B.A. in Business Administration.

David H. Storper (Class II).  Age 40.  Mr. Storper has been the Senior Managing Director of WL Ross & Co. LLC since its founding in April 2000.  He holds a B.S. from Columbia University’s School of Engineering and Applied Science and an M.B.A. from Columbia University.

Wilbur L. Ross, Jr. (Class III).  Age 67.  Mr. Ross is the Chairman and Chief Executive Officer of WL Ross & Co. LLC, a merchant banking firm, a position he has held since April 2000. Mr. Ross is also the Chairman and Chief Executive Officer of WLR Recovery Fund L.P., WLR Recovery Fund II L.P., WLR Recovery Fund III L.P., Asia Recovery Fund, Asia Recovery Fund Co-Investment, Nippon Investment Partners and Absolute Recovery Hedge Fund, each of which is an investment advisory firm. Mr. Ross is the Non-Executive Chairman of International Coal Group, Inc., which acquires and operates coal mining facilities, Chairman of International Textile Group, Inc., a provider of global textile solutions and distinguished market brands to apparel and interior furnishings customers worldwide, and Chairman of Nano-Tex, LLC, a fabric innovations company, each in the United States. Mr. Ross is a board member of Mittal Steel Company, N.V., a global steel producer (which recently acquired International Steel Group, Inc.) headquartered in the Netherlands, Insuratex, Ltd., an insurance company, in Bermuda, Nikko Electric Industry Co. Ltd., an electrical equipment company, and Ohizumi Manufacturing Company, an electrical equipment company, in Japan, Tong Yang Life Insurance Co. in Korea, and Syms Corp., an off-price apparel retailer, Clarent Hospital Corp., an operator of acute care hospitals and related healthcare businesses, and News Communications Inc., a publisher and distributor of community oriented newspapers and targeted audience publications, in the United States. Mr. Ross is also a member of the Business Roundtable. Previously,  Mr. Ross served as the Executive Managing Director at Rothschild Inc., an investment banking firm, from October 1974 to March 2000. Mr. Ross was also formerly Chairman of the Smithsonian Institution National Board and currently is a board member of the Japan Society and the Yale University School of Management. He holds an A.B. from Yale University and an M.B.A., with distinction, from Harvard University.

Next Election of Directors

The Company expects to hold its next annual meeting of stockholders in the Spring of 2006 and expects to hold its next election of directors by its stockholders at this annual meeting.

Director Independence

The Common Stock is listed on the NASD’s Over-the-Counter Bulletin Board and not on an exchange or Nasdaq; however, the Board has determined that Dr. Tessoni is independent within the meaning of NYSE Rule 303A.02.  The Board has not made a determination of whether any of its other directors are independent within the meaning of NYSE Rule 303A.02.

Standing Committees of the Board of Directors and Board and Committee Meetings

The Board has standing audit and compensation committees.  During 2004, the Board met physically or by telephone 12 times, the audit committee 9 times and the compensation committee 8 times.  Each director attended or participated in at least 75 percent of the aggregate of the meetings of the board and of any committee of which he was a member.

Audit Committee.  The Board has a standing audit committee currently composed of two directors, Dr. Tessoni (chair) and Mr. DiSalvo.  The Company expects that Mr. Gibbons will replace Mr. DiSalvo as a member of the audit committee in connection with the expected change in control.  The Board has determined that Dr. Tessoni is independent within the meaning of NYSE Rule 303A.02 and Rule 10A-3(b) promulgated under Section 10A of the Exchange Act but has not made any such determination with respect to Mr. DiSalvo or Mr. Gibbons.  The Board has also determined that Dr. Tessoni is an audit committee financial expert (within the meaning of Item 401(h) of Regulation S-K, promulgated under the Exchange Act) with respect to the Company.  The audit committee’s charter is included in Appendix A to this Information Statement.

The general functions of the audit committee include selecting the independent auditors, evaluating the performance of the independent auditors and approving their fees for services, reviewing the scope of the annual audit with the independent auditors and the results of the audit with management and the independent auditors, consulting with management and the independent auditors as to the systems of internal accounting controls, and reviewing and approving the non-audit services performed by the independent auditors and considering the effect, if any, on their independence.

Compensation Committee.  The Board has a standing compensation committee currently composed of two directors, Mr. DiSalvo (chair) and Dr. Tessoni.  The Company expects that Mr. Storper will replace Mr. DiSalvo as a member of the compensation committee in connection with the expected change in control.  The Board has determined that Dr. Tessoni is independent within the meaning of NYSE Rule 303A.02 but has not made any such determination with respect to Mr. DiSalvo or Mr. Storper.

The general functions of the compensation committee include approval (or recommendation to the Board) of the compensation arrangements for senior management, directors and other key employees, review of benefit plans in which officers and directors are eligible to participate and the making of grants under the Company’s equity compensation plans.

No Standing Nominating Committee; Nominating Procedure.  The Board does not have a standing nominating committee (and consequently does not have a nominating committee charter), and all directors participate in the consideration of director nominees.  The Company believes that it is not necessary to have a standing nominating committee because of the Board’s small size and the fact that Zapata, the Company’s majority shareholder, has had, and after the closing of the transaction, the WLR Recovery Funds will have, the voting power to control the election of all directors.  The Board does not currently have a policy for shareholder recommendations for Board nominees for the aforementioned reasons.

In May, 2005, the existing Board members interviewed and investigated Dr. Tessoni as a candidate for election to the Board.  At the May 3, 2005 meeting of the Board, Andrew Goldfarb, Carroll R. Wetzel, Jr., Ben E. Waide III and W. Allen Hopkins, who were then existing “Continuing Directors” as that term is defined in Article Sixth of the Company’s Amended and Restated Certificate of Incorporation, nominated Dr. Tessoni as a Class I director of the Company, to fill the vacancy created by their resignations.  Thereafter, the Board approved the election and appointment of Dr. Tessoni as a Class I director, and such existing Continuing Directors, acting in their capacities as such, approved Dr. Tessoni as a successor Continuing Director.   In electing Dr. Tessoni as a Class I, Continuing Director, such Continuing Directors took into account the fact that he was unaffiliated with and not a nominee of Zapata Corporation.  The Board has determined that Dr. Tessoni is independent within the meaning of NYSE Rule 303A.02, but has not made any such determination with respect to any other director.

The WLR Recovery Fund Nominees are all affiliates of the WLR Recovery Funds and are expected to be appointed to the Board as required by the provisions of the Stock Purchase Agreement described above under the heading “General – Zapata’s Agreements with the WLR Recovery Funds.”

Director Attendance at Stockholder Meetings

The Company does not have a policy with respect to director and nominee attendance at meetings of the Company’s stockholders.  The Company has not had a stockholders’ meeting since 2002.

Stockholder Communications with the Board of Directors

The Company currently does not have a process for stockholders to send communications to the Board.  Because the Company’s public shareholder base is small, it believes a formal process is unnecessary.

Report of the Audit Committee

Notwithstanding any statement in any of the Company’s previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, incorporating future or past filings, including this Information Statement, in whole or in part, the Audit Committee Report below shall not be incorporated by reference into any such filing, unless such report is specifically incorporated by reference.

The audit committee is responsible for the duties set forth in its charter but is not responsible for either the preparation or the auditing of the Company’s financial statements.  The Company’s management has the responsibility for preparing the Company’s financial statements and implementing internal controls, and the Company’s independent accountants have the responsibility for auditing the Company’s financial statements and monitoring the effectiveness of the internal controls.  The review of the Company’s financial statements by the audit committee is not the equivalent of an audit.

Report of the Audit Committee

The Company’s Audit Committee Charter is included as Appendix A to this Information Statement.  Until May 6, 2005, the Company’s audit committee was composed of W. Allan Hopkins, Ben E. Waide III (chair) and Carroll R. Wetzel, Jr.  Biographical information regarding these members of the audit committee can be found under Item 10 of the Company’s Annual Report on Form 10-K for 2004 on file with the SEC and publicly available at www.sec.gov.  In May 2005, all of the members of the audit committee resigned from the Company’s Board, and Dr. Daniel D. Tessoni and Leonard DiSalvo were appointed to serve as the audit committee, with Dr. Tessoni serving as chairman. The current audit committee believes that the previous audit committee:

•

reviewed and discussed with the Company’s management and the Company’s independent auditors the audited financial statements of the Company contained in the Company’s Annual Report on Form 10-K for 2004;

•	discussed with the Company’s independent auditors the matters required to be discussed pursuant to SAS 61 (Codification of Statements on Auditing Standards, AU § 380);

•

received the written disclosures and the letter from the Company’s independent accountants required by Independence Standards Board Standard No. 1 (titled, “Independence Discussions with Audit Committees”) and discussed with the Company’s independent auditors such independent auditors’ independence; and

•

based on the review and discussions described above, recommended to the Board that the audited financial statements included in the Company’s Annual Report on Form 10-K for 2004 be included in that report.

The Audit Committee

Dr. Daniel D. Tessoni (chair)	Leonard DiSalvo

Executive Officers

The following table sets forth the names, ages and all positions and offices with the Company held by the Company’s present executive officers.

Name	Age	Positions and Offices Presently Held

John C. Corey	58	Director, President and Chief Executive Officer

Brian P. Menezes	53	Vice President, Secretary and Chief Financial Officer

Stephen B. Duerk	63	Vice President; President, North American Automotive

R. Vick Crowley	39	Treasurer and Assistant Secretary

Executive officers are appointed by the Board and serve at the discretion of the Board. Following is information with respect to the Company’s executive officers who are not also directors of the Company:

Brian P. Menezes.  Mr. Menezes has served as Vice President, Secretary and Chief Financial Officer of the Company since September 1999.  From October 1997 to September 1999, Mr. Menezes served as Vice President and General Manager of Odyssey Knowledge Solutions, Inc., a Canadian software and systems development company focused on web-based e-commerce and enterprise solutions.  From January 1993 to June 1997, Mr. Menezes served as Vice President of Operations for Cooper Industries (Canada) Inc. Automotive Products (“Cooper”), the largest supplier in the Canadian automotive replacement parts market.  From January 1993 to June 1995, Mr. Menezes also served as the Vice President of Finance of Cooper.

Stephen B. Duerk.  Mr. Duerk has served as a Vice President of the Company since June 1998, as President of the Company’s North American Automotive Group, a division of the Company, since April 1998 and as President of Safety Components Fabric Technologies, Inc., a wholly-owned subsidiary of the Company, since January 1998. From July 1997 to January 1998, Mr. Duerk served the Company as Co-Managing Director of SCFTI.  Prior to the Company’s acquisition of the Air Restraint and Technical Fabrics Division of JPS Automotive L.P. in July 1997, Mr. Duerk had served JPS Automotive, L.P., a tier one supplier to the automotive industry of carpet and knit fabrics for headliner and body cloth, as Vice President of Air Restraint Fabrics in the Greenville, South Carolina facility, from October 1988.  From 1965 to October 1988, Mr. Duerk served in various positions for JP Stevens & Co., Inc., a company engaged in the business of manufacturing industrial textiles, of which JPS Automotive, L.P. was a part until its restructuring in May 1988, most recently as the Vice President of the Industrial Synthetic Group.

R. Vick Crowley.  Mr. Crowley has served as Treasurer and Assistant Secretary of the Company since August 2000.

Mr. Menezes and Mr. Duerk joined the Company prior to its entry into proceedings under the U.S. Bankruptcy Code in April 2000, and Mr. Crowley joined the Company prior to its emergence from such proceedings in October 2000.

Certain Relationships and Related Transactions

Since the beginning of the Company’s 2004 fiscal year, except as may otherwise be described in this Information Statement, there were no transactions occurring or relationships that existed between the Company and its officers, directors or 5% stockholders that require disclosure under SEC regulations.

Following Zapata’s acquisition of beneficial ownership of a majority of the Company’s outstanding common stock in September 2003, the Company’s audit committee and the Board determined that it was in the Company’s best interest to change the Company’s fiscal year end from the last Saturday in the month of March to a calendar-based year ending December 31 to coincide with Zapata’s fiscal year end.  This change was effective as of the quarter ended December 31, 2003.  At a meeting on January 26, 2004, the Board appointed two designees of Zapata, Avram Glazer and Leonard DiSalvo, as members of the Board.  Mr. Glazer is President and Chief Executive Officer of Zapata and the Chairman of its Board of Directors.  Mr. DiSalvo is Vice President--Finance and Chief Financial Officer of Zapata.

On March 19, 2004, Zapata and the Company entered into a Tax Sharing and Indemnity Agreement to define their respective rights and obligations relating to federal, state and other taxes for taxable periods attributable to the filing of consolidated or combined income tax returns as part of the Zapata consolidated federal income tax group.  Pursuant to the Tax Sharing and Indemnity Agreement, the Company is required to pay Zapata its share of federal income taxes, if any.  In addition, each party is required to reimburse the other party for its use of either party’s tax attributes.  Similar provisions apply under the Tax Sharing and Indemnity Agreement to other taxes, such as state and local income taxes.  Accordingly, the Company paid approximately $137,000 to Zapata in 2005 for taxes related to 2004 and $675,000 to Zapata in 2004 for taxes related to 2003.  Due to exercises of options to purchase Common Stock, on or about March 31, 2004, the number of shares of Common Stock outstanding increased and, as a result, Zapata’s ownership was reduced to less than 80%.  As a result of Zapata’s ownership of Common Stock falling below 80%, Zapata has not consolidated the Company into Zapata’s consolidated income tax returns for periods subsequent to the first quarter of 2004.  Under the Tax Sharing and Indemnity Agreement, the Company was consolidated into Zapata’s tax filing group for the fourth calendar quarter of 2003 and the first calendar quarter of 2004.

As described above under the heading “General – Management Bonuses,” immediately prior to the closing of the stock purchase transaction between Zapata and the WLR Recovery Funds, Zapata will make a capital contribution to the Company in the aggregate amount of $1,000,000 for the purpose of the Company paying bonuses to the Company’s executive officers and other key employees.

Section 16(a) Beneficial Ownership Reporting Compliance

The Company’s executive officers, directors and 10% stockholders are required under the Exchange Act and regulations thereunder to file reports of ownership and changes in ownership with the SEC.  Copies of those reports must also be furnished to the Company. To the Company’s knowledge, based on the Company’s review of the copies of such reports furnished to it during or with respect to the fiscal year ended December 31, 2004, all of our directors and officers subject to the reporting requirements and each beneficial owner of more than 10% of our common stock satisfied all applicable filing requirements for such fiscal year.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table summarizes the compensation paid to the Named Executives during the Company’s last three completed fiscal years.

The Company experienced a change in control in September 2003 when Zapata acquired beneficial ownership of a majority of the Company’s outstanding common stock (the “2003 Change of Control”), and as a result, a change of control occurred for purposes of all of the contractual change of control provisions discussed below (except with respect to Mr. Crowley).  Following the 2003 Change of Control, the Company’s Board and audit committee determined that it was in the Company’s best interest to change the Company’s fiscal year end from the last Saturday in the month of March to a calendar-based year ending December 31 to coincide with Zapata’s fiscal year end.  This change was effective as of the quarter ended December 31, 2003.

Either or both of the WLR Recovery Funds’ agreement to acquire Zapata’s shares of Common Stock and the related prospective change in the composition of the Board constitute additional changes of control for purposes of all contractual change of control provisions discussed below (referred to in this section as the “Current Change of Control”).

Summary Compensation Table

			Annual Compensation				Long-Term Compensation Awards

Name and Principal Position	Fiscal Year		Salary ($)	Bonus ($)	Other Annual Compensation ($)		Securities Underlying Options/SARs (#) (1)	All Other Compensation ($)

John C. Corey	2004		$353,210	$356,680	$28,621	(3)	—	$21,127	(19)
President and	Dec 2003	(2)	239,444	256,890	19,464	(4)	—	976,424	(20)
Chief Executive Officer	2003		325,000	265,425	22,071	(5)	46,800	5,161
	2002		316,040	231,675	43,535	(6)	173,200	5,312
Brian P. Menezes	2004		$214,755	$178,207	$19,733	(7)	—	$5,781	(21)
Vice President and	Dec 2003	(2)	156,375	128,015	14,710	(8)	—	393,300	(22)
Chief Financial Officer	2003		200,450	129,920	23,150	(9)	27,000	4,706
	2002		191,824	123,985	22,008	(10)	75,000	5,312
Stephen B. Duerk	2004		$193,130	$88,037	$12,750	(11)	—	$5,598	(23)
Vice President;	Dec 2003	(2)	144,847	82,724	9,285	(12)	—	3,874
President, N. American	2003		187,500	102,988	13,782	(13)	21,500	5,463
Automotive Group	2002		182,000	80,223	8,054	(14)	71,000	3,760
R. Vick Crowley	2004		$113,875	$50,888	$1,724	(15)	—	$4,667	(24)
Treasurer	Dec 2003	(2)	82,688	41,705	323	(16)	—	2,481
	2003		105,000	45,723	10,251	(17)	2,000	2,363
	2002		100,471	39,250	1,705	(18)	5,800	3,920

(1)	Grants reflected for 2002 and 2003 are options under the Company’s 2001 Stock Option Plan (the “Option Plan”). As a result of the 2003 Change of Control, all such options became immediately vested.

(2)

Following the 2003 Change of Control, the Company changed its fiscal year to a calendar year end to coincide with Zapata’s fiscal year end.  The Company’s operations were previously based on a fifty-two or fifty-three week fiscal year ending on the Saturday closest to March 31.  As such, the period from March 30, 2003 to December 31, 2003 (referred to in this table as “Dec 2003”) consists of nine months of operations.  The years ended December 31, 2004, March 29, 2003 and March 30, 2002 each consisted of twelve months of operations.

(3)	Amount reflects a $14,400 automobile allowance, $10,708 of supplemental medical reimbursements, and $3,513 of membership dues.

(4)	Amount includes a $10,800 automobile allowance, $6,029 of supplemental medical reimbursements, and $2,635 of membership dues.

(5)	Amount reflects a $14,400 automobile allowance, $4,158 of supplemental medical reimbursements, and $3,513 of membership dues.

(6)	Amount reflects a $14,400 automobile allowance, $570 of long-term disability insurance premiums, $9,516 of supplemental medical reimbursements, and $19,049 of membership dues.

(7)	Amount reflects a $14,400 automobile allowance and $5,333 of supplemental medical reimbursements.

(8)	Includes a $10,800 automobile allowance and $3,910 of supplemental medical reimbursements.

(9)	Amount reflects a $14,400 automobile allowance and $8,750 of supplemental medical reimbursements.

(10)	Amount reflects a $13,500 automobile allowance, $516 of long-term disability insurance premiums and $7,992 of supplemental medical reimbursements.

(11)	Amount reflects a $6,000 automobile allowance, $2,266 of supplemental medical reimbursements and $4,484 of membership dues.

(12)	Amount reflects a $4,500 automobile allowance, $2,067 of supplemental medical reimbursements and $2,718 of membership dues.

(13)	Amount reflects a $6,000 automobile allowance, $4,679 of supplemental medical reimbursements and $3,103 of membership dues.

(14)	Amount reflects a $6,000 automobile allowance, $1,356 of supplemental medical reimbursements, and $698 of membership dues.

(15)	Amount reflects $1,724 of supplemental medical reimbursements.

(16)	Amount reflects $323 of supplemental medical reimbursements.

(17)	Amount reflects $10,251 of supplemental medical reimbursements.

(18)	Amount reflects $199 of long-term disability premiums and $1,506 of supplemental medical reimbursements.

(19)	Amount reflects $14,056 of life insurance premiums, a $5,781 matching contribution under the Company’s 401(k) plan and $1,290 of group life insurance premiums.

(20)

Includes $961,400 paid to Mr. Corey in accordance with the terms of his employment agreement with the Company upon the occurrence of the 2003 Change of Control (See “Employment Agreements – Corey Agreement” below), $14,056 in life insurance premiums and $968 of group life insurance premiums.

(21)	Amount reflects a $5,781 matching contribution under the Company’s 401(k) plan and $417 of group life insurance premiums.

(22)

Includes $393,300 paid to Mr. Menezes in accordance with the terms of his employment agreement with the Company upon the occurrence of the 2003 Change of Control (See “Employment Agreements – Menezes Agreement” below) and $330 of group life insurance premiums.

(23)	Amount reflects a $5,598 matching contribution under the Company’s 401(k) plan and $1,140 of group life insurance premiums.

(24)	Amount reflects a $4,667 matching contribution under the Company’s 401(k) plan and $59 of group life insurance premiums.

Option Grants in Last Fiscal Year

There were no options to purchase our Common Stock granted during the fiscal year ended December 31, 2004 to the Named Executives.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information with respect to the Named Executives concerning options exercised during the 2004 fiscal year and exercisable and unexercisable options held as of December 31, 2004.  The value of unexercised, in-the-money options at December 31, 2004 is the difference between the exercise price and the fair market value of the underlying stock on December 30, 2004 (the last trading day of the fiscal year).  All options were in-the-money as of December 31, 2004, based on the closing sales price of the Common Stock at December 30, 2004, of $13.75 per share.

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at December 31, 2004		Value of Unexercised In-the-Money Options at December 31, 2004

			Exercisable	Unexercisable	Exercisable ($)	Unexercisable ($)

John C. Corey	7,100	51,759	212,900	—	$1,188,068	$—
Brian P. Menezes	—	—	102,000	—	585,480	—
Stephen B. Duerk	92,500	752,355	—	—	—	—
R. Vick Crowley	7,800	74,766	—	—	—	—

(1)

The value realized is calculated based on the amount by which the aggregate market price, on the date of exercise, of the shares received exceeded the aggregate exercise price paid, regardless of whether such shares were sold or retained by the option holder on that date.

Employment Agreements

Corey Agreement.  Mr. Corey currently serves as President and Chief Executive Officer pursuant to an employment agreement with the Company that became effective May 18, 2001 (with subsequent amendments) and replaced all prior agreements with Mr. Corey.  The employment agreement provides for a base salary of $315,000 (increased to $358,280 in April 2004), subject to increases at the discretion of the Board and the recommendations of the Compensation Committee.  In addition to base salary, the employment agreement provides for an annual incentive bonus under the Company’s Management Incentive Plan or in accordance with a formula or other bonus plan to be established by the Compensation Committee for each fiscal year.  It also provides, in the event of a Change of Control (as defined) while he is still employed with the Company or under certain circumstances following his termination of employment other than for Cause (as defined) or by reason of a Constructive Termination (as defined), he will be entitled to a one-time bonus of $961,400 at the time the Change of Control is consummated, provided it occurs within ten years following termination of his employment.  As a result of the 2003 Change of Control, a Change of Control occurred for purposes of the employment agreement and this bonus was paid to Mr. Corey in 2003.

Upon closing of the Stock Purchase Agreement, and in lieu of any special change of control bonus that is or might be payable (in connection with the WLR Recovery Funds’ purchase of Zapata’s shares of the Common Stock and resulting change in the majority of the members of the Board) pursuant to Mr. Corey’s employment agreement, the Company will pay Mr. Corey a bonus of $994,000.  In addition, immediately prior to the closing of the Stock Purchase Agreement, Zapata will make a capital contribution to the Company in the aggregate amount of $1,000,000 for the purpose of the Company paying bonuses to the Company’s executive officers and other key employees for their efforts in connection with the attempts to sell the Company and to provide management with an appropriate incentive to remain with the Company during the pendency of the stock purchase transaction, and the Compensation Committee of the Board has determined that $400,000 of this amount will be allocated to Mr. Corey.

Pursuant to the employment agreement, Mr. Corey received, upon execution, options to purchase 173,200 shares of the Common Stock under the Option Plan. Such grant consisted of (i) Class A Options to purchase 110,000 shares at an exercise price equal to fair market value on the date of grant ($8.75 per share), two-thirds of which immediately vested, and the final third of which vested on October 31, 2003, and (ii) Class B Options to purchase 63,200 shares at an exercise price equal to fair market value on the date of grant ($8.75 per share), vesting one-third on October 31, 2001, an additional one-third on October 31, 2002, and the final one-third on October 31, 2003.  Because a change of control (as defined in the plan) of the Company had not occurred by April 1, 2002, Mr. Corey received on that date, pursuant to the employment agreement, a grant of Class C Options to purchase 36,800 additional shares of Common Stock (together with an additional grant of Class C Options to purchase another 10,000 shares of Common Stock not provided in the employment agreement) vesting over the next three anniversary dates of such grant.  The exercise price for such Class C Options is the per share price determined to be the fair market value for the shares as of the date of the grant ($6.71 per share).

The employment agreement is terminable at any time by either Mr. Corey or the Company; however, in certain instances of termination, Mr. Corey will be entitled to severance payments.  If Mr. Corey’s employment is terminated by reason of death, Disability (as defined) or other than for Cause more than six months after the beginning of a fiscal year and he would have been entitled to a bonus if no termination had occurred, then Mr. Corey shall be entitled to a pro-rated annual bonus for the portion of the fiscal year in which he was employed.  If Mr. Corey’s employment is terminated by the Company other than by reason of death or Disability or for Cause or if the employment agreement is terminated by him by reason of a Constructive Termination, the Company shall pay Mr. Corey a severance and non-competition payment equal to two times his base salary at the time of termination, payable in equal monthly installments over the next succeeding 24 months, plus 18 months of health care continuation payments. If Mr. Corey’s employment agreement is terminated by the Company in connection with a change of control and he is not offered a position with the acquirer with similar responsibilities or if he is initially offered and accepts the position with the acquirer, but is terminated without Cause within 12 months after accepting such position, then, in lieu of any other severance payment under his employment agreement, the Company shall pay Mr. Corey a severance and non-competition payment equal to two times his base salary at the time of termination in 24 equal monthly installments, plus 18 months of health care continuation payments. All cash payments and health care continuation payments shall cease in the event of competitive employment. Such payments shall be reduced by 50% of “severance period earnings” in the event of non-competitive employment with annual compensation up to $100,000 and shall cease altogether in the event of such annual compensation exceeding $100,000.

Mr. Corey’s employment agreement contains a confidentiality agreement that extends for the term of the agreement plus the greater of (i) two additional years or (ii) the period in which severance and non-competition payments are made pursuant to the agreement.  It also contains non-competition and non-solicitation provisions that extend for the term of the agreement plus any period after termination in which severance, or non-competition payments are made or extended benefits coverage is provided pursuant to the agreement.

Mr. Corey’s employment agreement provides that all provisions which are contingent upon a change of control and “parachute payments” as defined by Section 280G of the U.S. Internal Revenue Code are subject to and contingent upon the approval by a separate vote of the persons who owned more than 75% of the voting power of the Company’s outstanding stock immediately prior to the change of control, subject to certain exceptions.

Menezes Agreement.  Mr. Menezes currently serves as Vice President and Chief Financial Officer pursuant to an employment agreement with the Company that became effective on May 18, 2001 (with subsequent amendments) and replaced all prior agreements with Mr. Menezes. The employment agreement provides for a base salary of $190,000 (increased to $216,840 in April 2004), subject to increases at the discretion of the Board and the recommendations of the compensation committee. In addition to base salary, the employment agreement provides for an annual incentive bonus under the Company’s Management Incentive Plan or in accordance with a formula or other bonus plan to be established by the compensation committee for each fiscal year. It also provides that, in the event of a Change of Control (as defined in the agreement) while he is still employed by the Company or under certain circumstances following his termination of employment other than for Cause (as defined in the agreement) or by reason of a Constructive Termination (as defined in the agreement), he will be entitled to a one-time bonus of $393,300 at the time the Change of Control is consummated, provided it occurs within ten years following termination of his employment. As a result of the 2003 Change of Control, a Change of Control occurred for purposes of the employment agreement and this bonus was paid to Mr. Menezes in 2003.

Upon closing of the Stock Purchase Agreement, and in lieu of any special change of control bonus that is or might be payable (in connection with the WLR Recovery Funds’ purchase of Zapata’s shares of the Common Stock and resulting change in the majority of the members of the Board) pursuant to Mr. Menezes’ employment agreement, the Company will pay Mr. Menezes a bonus of $406,000.  In addition, immediately prior to the closing of the Stock Purchase Agreement, Zapata will make a capital contribution to the Company in the aggregate amount of $1,000,000 for the purpose of the Company paying bonuses to the Company’s executive officers and other key employees for their efforts in connection with the attempts to sell the Company and to provide management with an appropriate incentive to remain with the Company during the pendency of the stock purchase transaction, and the Compensation Committee of the Board has determined that $250,000 of this amount will be allocated to Mr. Menezes.

Pursuant to the employment agreement, Mr. Menezes received, upon execution, options to purchase 75,000 shares of Common Stock under the Company’s Option Plan. Such grant consisted of (i) Class A Options to purchase 45,000 shares at an exercise price equal to fair market value on the date of grant ($8.75 per share), two-thirds of which immediately vested, and the final third of which vested on October 31, 2003, and (ii) Class B Options to purchase 30,000 shares at an exercise price equal to fair market value on the date of grant ($8.75 per share), vesting one-third on October 31, 2001, an additional one-third on October 31, 2002, and the final one-third on October 31, 2003.

The employment agreement is terminable at any time by either Mr. Menezes or the Company; however, in certain instances of termination, Mr. Menezes will be entitled to severance payments.  If Mr. Menezes’ employment is terminated by reason of death, Disability (as defined) or other than for Cause more than six months after the beginning of a fiscal year and he would have been entitled to a bonus if no termination had occurred, then Mr. Menezes shall be entitled to a pro-rated annual bonus for the portion of the fiscal year in which he was employed.  If Mr. Menezes’ employment is terminated by the Company other than by reason of death or Disability or for Cause or if the employment agreement is terminated by him by reason of a Constructive Termination, the Company shall pay Mr. Menezes a severance and non-competition payment equal to one and one-half times his base salary at the time of termination, payable in equal monthly installments over the next 18 months, plus 18 months of health care continuation payments. If Mr. Menezes’ employment agreement is terminated by the Company in connection with a Change of Control and he is not offered a position with the acquirer with similar responsibilities or if he initially is offered and accepts a position with the acquirer, but is terminated without Cause within 12 months after accepting such position, then, in lieu of any other severance payment under this employment agreement, the Company shall pay Mr. Menezes a severance and non-competition payment equal to one and one half times his base salary at the time of termination in 18 equal monthly installments, plus 18 months of health care continuation payments. All cash payments and health care continuation payments shall cease in the event of competitive employment. Such payments shall be reduced by 50% of “severance period earnings” in the event of non-competitive employment with annual compensation up to $50,000 and shall cease altogether in the event of such annual compensation exceeding $50,000.

Mr. Menezes’s employment agreement contains a confidentiality agreement that extends for the term of the agreement plus the greater of (i) two additional years or (ii) the period in which severance and non-competition payments are made pursuant to the agreement.  It also contains non-competition and non-solicitation provisions that extend for the term of the agreement plus any period after termination in which severance, or non-competition payments are made or extended benefits coverage is provided pursuant to the agreement.

Mr. Menezes’s employment agreement provides that all provisions which are contingent upon a change of control and “parachute payments” as defined by Section 280G of the U.S. Internal Revenue Code are subject to and contingent upon the approval by a separate vote of the persons who owned more than 75% of the voting power of the Company’s outstanding stock immediately prior to the change of control, subject to certain exceptions.

Duerk Agreement.  Mr. Duerk currently serves as Vice President of the Company and President of the North American Automotive Group of the Company pursuant to an employment agreement which became effective May 18, 2001 (with subsequent amendment) and replaced all prior agreements with Mr. Duerk. The employment agreement provided for an original base salary of $182,000 (increased to $193,130 in April 2004), subject to increases at the discretion of the Board and the recommendations of the Compensation Committee. In addition to base salary, the employment agreement provides for an annual incentive bonus under the Company’s Management Incentive Plan or in accordance with a formula or other bonus plan to be established by the Compensation Committee in advance of each fiscal year.

Immediately prior to the closing of the Stock Purchase Agreement, Zapata will make a capital contribution to the Company in the aggregate amount of $1,000,000 for the purpose of the Company paying bonuses to the Company’s executive officers and other key employees for their efforts in connection with the attempts to sell the Company and to provide management with an appropriate incentive to remain with the Company during the pendency of the stock purchase transaction, and the Compensation Committee of the Board has determined that $75,000 of this amount will be allocated to Mr. Duerk.

The employment agreement is terminable at any time by either Mr. Duerk or the Company; however, in certain instances of termination, Mr. Duerk will be entitled to severance payments.  If Mr. Duerk’s employment is terminated by reason of death, Disability or other than for Cause more than six months after the beginning of a fiscal year and he would have been entitled to a bonus if no termination had occurred, then Mr. Duerk shall be entitled to a pro-rated annual bonus for the portion of the fiscal year in which he was employed.  If Mr. Duerk’s employment is terminated by the Company other than by reason of death or Disability or for Cause or if the employment agreement is terminated by him by reason of a Constructive Termination (each such capitalized term is defined in his employment agreement), the Company will pay Mr. Duerk a severance and non-competition payment equal to one and one half times his base salary at the time of termination, payable in equal monthly installments over the next succeeding 18 months, plus 18 months of health care continuation payments. If Mr. Duerk’s employment agreement is terminated by the Company in connection with a Change of Control (as defined in the agreement) and he is not offered a position with the acquirer with similar responsibilities or if he initially is offered and accepts a position with the acquirer but is terminated without Cause within 12 months after accepting such position, then, in lieu of any other severance payment under his employment agreement, the Company shall pay Mr. Duerk a severance and non-competition payment equal to one and one half times his base salary at the time of termination in 18 equal monthly installments, plus 18 months of health care continuation payments. All cash payments and health care continuation payments shall cease in the event of competitive employment. Such payments shall be reduced by 50% of “severance period earnings” in the event of non-competitive employment with annual compensation up to $50,000 and shall cease altogether in the event of such annual compensation exceeding $50,000.

Mr. Duerk’s employment agreement contains a confidentiality agreement that extends for the term of the agreement plus the greater of (i) two additional years or (ii) the period in which severance and non-competition payments are made pursuant to the agreement.  It also contains non-competition and non-solicitation provisions that extend for the term of the agreement plus any period after termination in which severance, or non-competition payments are made or extended benefits coverage is provided pursuant to the agreement.

Mr. Duerk’s employment agreement provides that all provisions which are contingent upon a change of control and “parachute payments” as defined by Section 280G of the U.S. Internal Revenue Code are subject to and contingent upon the approval by a separate vote of the persons who owned more than 75% of the voting power of the Company’s outstanding stock immediately prior to the change of control, subject to certain exceptions.

Crowley Agreement.  Under his severance agreement with the Company, if Mr. Crowley is terminated by the Company other than for Cause, death or Disability within 24 months following a Change of Control (including a termination by Mr. Crowley by reason of a Constructive Termination) (all the foregoing capitalized terms as defined in Mr. Crowley’s severance agreement), Mr. Crowley is entitled to a severance payment equal to his annual base salary in effect at the effective date of termination, payable in twelve equal monthly installments following termination.

Immediately prior to the closing of the Stock Purchase Agreement, Zapata will make a capital contribution to the Company in the aggregate amount of $1,000,000 for the purpose of the Company paying bonuses to the Company’s executive officers and other key employees for their efforts in connection with the attempts to sell the Company, and the Compensation Committee of the Board has determined that $50,000 of this amount will be allocated to Mr. Crowley.

Management Incentive Plan.  Messrs. Corey, Menezes, Duerk and Crowley each received bonuses for the year ended December 31, 2004 under the Management Incentive Plan.  See the Summary Compensation Table and “ – Employment Agreements” above for additional information relating to the Management Incentive Plan.

Deferred Compensation Plan.  The Company established the Safety Components International, Inc. Executive Deferral Program (the “Deferral Program”) for the benefit of certain key executive employees.  Messrs. Corey, Menezes, Duerk and Crowley participated in the Deferral Program through December 31, 2004.  The Deferral Program provides for participants to defer any portion of their cash compensation until some future point in time.  The participants’ contributions to the Deferral Program are immediately 100% vested.  Under the provisions of the Deferral Program, a trust was established to maintain the amounts deferred by the participants.  The trust invests participants’ contributions in securities selected by the participants from a list of approved types of securities.  Seventy-five percent of the purchase price of the securities is paid with participant’s contributions and twenty-five percent is paid with Company funds; however, if the participant elects to receive a distribution from his or her plan account, the Company’s contribution to the purchase price must first be repaid.  The Company does not pay interest on participants’ accounts, so participants do not receive additional compensation from the Company in the form of interest paid at above market rates.  The assets of the trust are included in “assets held in deferred compensation plan” and the related amounts due to the participants are included in “deferred compensation” in the Company’s consolidated balance sheets.  The amounts included in “assets held in deferred compensation plan” were $4.4 million and $3.3 million, and included in “deferred compensation” were $3.7 million and $2.8 million at December 31, 2004 and December 31, 2003, respectively.

Director Compensation

Directors who are employees of the Company receive no compensation, as such, for service as members of the Board.  Directors who are not employees of the Company receive an annual retainer of $20,000, plus an additional $10,000 for the Board chairman and an additional $5,000 each for committee chairmen.  They also each receive attendance fees ranging from $500 to $1,250 for attendance at Board and committee meetings attended by telephone or in person.  Finally, directors receive additional compensation at a rate of $1,750 per day for special assignments, not including attendance at Board and committee meetings.  All directors are reimbursed for expenses incurred in connection with attendance at meetings.

Each non-employee director then holding office received an option grant under the Option Plan immediately following its approval by the stockholders on April 27, 2001 (for 10,000 shares to Mr. Wetzel, as Chairman, and 7,500 shares  to each of the other non-employee directors who received grants).  The exercise price for the shares of Common Stock subject to these options was the fair market value of the shares on the date of grant ($8.75 per share), subject to adjustment to $.01 per share in the event of a change of control as described in the option agreements.  In April 2002, each non-employee director then holding office received an additional option grant (for 10,000 shares to Mr. Wetzel, as Chairman, and 7,500 shares to each of the other non-employee directors who received grants).  The exercise price for the shares of Common Stock subject to these options was the per share price determined to be their fair market value as of the date of grant ($6.71 per share).  As a result of the 2003 Change of Control, a change of control occurred for purposes of these option agreements and the options granted to each of the non-employee directors were immediately vested.

Notwithstanding any statement in any of the Company’s previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, incorporating future or past filings, including this Information Statement, in whole or in part, the following Performance Graph and the Compensation Committee Report below shall not be incorporated by reference into any such filing unless the incorporation specifically lists the following Performance Graph or Compensation  Committee Report.

Performance Graph

The following graph compares the cumulative total stockholder return on the Common Stock for the period from February 1, 2001 (the date trading activity was first reported for the Common Stock following its emergence from proceedings under Chapter 11 of the U.S. Bankruptcy Code) through December 31, 2004 with the cumulative total return of (1) the Russell 2000 Index and (2) the S&P Auto Parts and Equipment Index (U.S.). The graph assumes that the value of the investment in the Common Stock was $100 on February 1, 2001, and that all dividends were reinvested.

Compensation Committee Report on Executive Compensation

Philosophy and Policy

The Compensation Committee’s policy is to design executive compensation packages that reward the achievement of both short-term and long-term objectives of the Company. Under this approach, the attainment of yearly growth in operating income and return on assets and the achievement of other objectives are compensated through yearly bonuses.  Long-term performance of the Company has been rewarded through the grant of stock options under the Company’s 2001 Stock Option Plan (the “Option Plan”). Such performance-based compensation is in addition to executives’ yearly base salaries.

Base Salary.  The base salaries of officers and other key employees are determined in a manner intended to be competitive with companies that are similarly situated to the Company.  The Compensation Committee increased the Chief Executive Officer’s and Chief Financial Officer’s base salaries by 6% and 4%, respectively, effective April 1, 2004, taking into consideration (i) a 2003 consultant’s study, (ii) the Company’s 2003 operating income and return on assets, (iii) Sarbanes-Oxley Act compliance and the significant efforts involved in the implementation of a new information technology system, and (iv) the Company’s increased foreign operations requiring significantly more travel by these officers.

Annual Bonuses & Management Incentive Plan.  The Compensation Committee awards annual bonuses to the officers, along with other key employees, under the Management Incentive Plan (the ”MIP”).  For 2004, the total amount of the bonus pool for all MIP participants was scaled to the Company’s achievement of targets for operating income and return on assets and was capped at 7.5% of the Company’s operating income.  The Company’s 2004 operating income and return on assets resulted in the maximum amount payable under the MIP for 2004.  A portion of each participant’s bonus was determined by a formula and based on targeted performance levels relating to budgeted unit and consolidated operating income and return on assets and the achievement of specific personal goals.  The remaining portion of the bonus pool for MIP participants was discretionary and based on outstanding achievement in other areas such as contributions made in diversifying the Company’s customer base, attaining major new customers, identifying appropriate acquisition candidates and the consummation of significant financing transactions of the Company.  This portion is determined by the Compensation Committee for Mr. Corey and determined by Mr. Corey and reviewed by the Compensation Committee for all other participants and key employees.  The aggregate bonus earned in 2004 and paid in 2005 to all MIP participants was $1,301,628.  The Company also paid an additional $50,000 in bonuses out of the MIP pool to key employees who were not MIP participants.

Stock-Based Compensation.  The Compensation Committee believes that, since the long-term performance of the Company is reflected in the value of the Company’s Common Stock, the grant of stock options can generally be an appropriate method of compensating executives for the long-term performance of the Company. The Compensation Committee believes that the grant of stock options can be effective to align the interests of the executives with those of the Company’s stockholders. With respect to stock options granted to date, the Compensation Committee has determined the recipients and size of the grants consistent with these principles and based on the employee’s performance and position with the Company. The Company has generally utilized vesting periods to encourage executives to continue in the employ of the Company.

The Company’s Option Plan was adopted and approved in May 2001. In May 2001, the Compensation Committee approved the grant of options to purchase a total of 324,900 shares of Common Stock to the Company’s executive officers under the Option Plan. In April 2002, the Compensation Committee approved the grant of options for an additional 97,300 shares of Common Stock to executive officers under the Option Plan. All outstanding options are currently fully vested and exercisable.  No additional options were granted in 2004.  A total of 205,400 shares remain eligible for future grants under the Option Plan.

Perks & Life Insurance.   It is the policy of the Compensation Committee for the Company to provide its executive officers with a package of perks commensurate with their level of authority and contributions to the Company.  These perks generally include supplemental medical reimbursements, and, for more senior executive officers, automobile allowances.  The exact cost to the Company of perks provided to each of the Named Executives in 2004 is set forth in the footnotes to the Summary Compensation Table above.  The Company also pays group life insurance premiums for its executive officers.

401(k) Plan & Deferred Compensation Plan.  The Company maintains a 401(k) plan for eligible employees in which its officers participate.  The 401(k) plan provides for a Company match equal to 50% of the employee’s contribution up to 6% of the employee’s salary.  The Company also maintained the Deferral Program described above under “Employment Agreements – Deferred Compensation Plan.”

Severance and Change of Control.   All of the Named Executives and certain other officers of the Company are parties to severance agreements or employment agreements that include provisions providing for severance payments in certain circumstances and, in the case of the Company’s chief executive officer and chief financial officer, payments to be made in the event the Company experiences a change in control (as defined in the pertinent agreement).  The terms and provisions of these agreements with the Named Executives are described above under the heading “Employment Agreements.”

Compensation of the Chief Executive Officer

Mr. Corey has served as the Chief Executive Officer of the Company since October 2000 and currently serves pursuant to an employment agreement that became effective as of May 18, 2001, which is described in more detail above under “Employment Agreements – Corey Agreement.”  Mr. Corey’s 2004 compensation included the following:

•	As described above in this report under the heading “Base Salary,” the Compensation Committee increased Mr. Corey’s annual base salary by 6% to $358,280 effective April 1, 2004.
•

Mr. Corey’s 2004 bonus (earned in 2004 and paid in 2005) under the MIP described above was equal to 100% of his 2004 base salary and represented 26% of the total bonus pool awarded to all MIP participants and non MIP-participant key employees for 2004.

•

Mr. Corey was awarded options to purchase 173,200 shares of Common Stock in May 2001 and options to purchase an additional 46,800 shares of Common Stock in April 2002. See “– Employment Agreements – Corey Agreement” for more detail regarding these options.  He received no new grants in 2004; however, in 2004 he realized a value of $51,759 upon exercise of some of the options described above.

•

In addition to the perks provided to other Named Executives, the Company pays the premiums for an additional individual life insurance policy for Mr. Corey and pays for his membership at a country club in Greenville, South Carolina where the Company is headquartered.  The total cost to the Company of all of Mr. Corey’s perks in 2004 was $28,621.  The cost of each of his perks is set forth in note 3 to the Summary Compensation Table above.  In addition, the Company made matching contributions to the Company’s 401(k) plan in 2004 for Mr. Corey in the amount of $5,781 and paid a total of $15,346 of life insurance premiums for Mr. Corey.

Mr. Corey’s total compensation in 2004 was $811,397 (including the value realized on options exercised in 2004 that had been granted in previous years).  The Compensation Committee believes that this amount was reasonable.

Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly held corporations for compensation over $1,000,000 paid to the Company’s Chief Executive Officer and certain other highly compensated executive officers. Qualifying performance-based compensation will not constitute compensation subject to the deduction limit if certain requirements are met. The Compensation Committee’s policy is to attempt to comply with the Section 162(m) limitations to the extent practicable and advisable.

Notwithstanding the foregoing, the Compensation Committee has determined that some flexibility is required in structuring the Company’s incentive compensation programs, even if the result is that those programs do not comply with the Section 162(m) criteria.  The Committee has, therefore, retained the discretion to award some bonus payments based on non-quantitative criteria or otherwise establish from time to time in its discretion incentive programs outside of the requirements of Section 162(m). In addition, any change of control bonuses payable to the Named Executive Officers under employment or severance agreements would be includible in the calculation of compensation subject to the Section 162(m) $1,000,000 deductibility cap.

The remuneration paid to each of the Named Executives, including the Chief Executive Officer, for 2004 did not exceed the deduction limit set by Section 162(m).

Change in Compensation Committee

At the beginning of 2004, the Compensation Committee was composed of Andy Goldfarb, Carroll R. Wetzel, Jr. and Ben E. Waide III, all of whom are no longer serving as directors of the Company.  Leonard DiSalvo joined the Compensation Committee in March 2004, and Daniel D. Tessoni joined the committee in May 2005.  Biographical information regarding the former members of the Compensation Committee can be found under Item 10 of the Company’s Annual Report on Form 10-K for 2004 on file with the SEC and publicly available at www.sec.gov.

The Compensation Committee

Leonard DiSalvo (chair)	Daniel D. Tessoni

Compensation Committee Interlocks and Insider Participation

During the last completed fiscal year (2004), the Company’s compensation committee was composed of Leonard DiSalvo, Andy Goldfarb, Ben E. Waide III and Carroll R. Wetzel, Jr. (Certain biographical information about them is set forth under Item 10 of the Company’s Annual Report on Form 10-K for 2004 on file with the SEC and publicly available at www.sec.gov.). Mr. DiSalvo is Vice President—Finance and Chief Financial Officer of Zapata.  Information regarding relationships between the Company and Zapata are set forth above under “General -- Management Bonuses” and “Directors and Executive Officers of the Company – Certain Relationships and Related Transactions,” which information is incorporated herein by reference.

Appendix A

CHARTER OF THE AUDIT COMMITTEE
OF THE
BOARD OF DIRECTORS
OF
SAFETY COMPONENTS INTERNATIONAL, INC.

I.          AUDIT COMMITTEE PURPOSE

The Audit Committee of the Board of Directors of Safety Components International, Inc. (the “Company”) is appointed by the Board of Directors to assist the Board of Directors in fulfilling its oversight responsibilities. The Audit Committee’s primary duties and responsibilities are to:

*	Monitor the integrity of the Company’s financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.

*	Monitor the independence and performance of the Company’s independent auditors, including in connection with their audits of the Company’s financial statements.

*	Provide an avenue of communication among the independent auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities and it has direct access to the independent auditors as well as to anyone and any records of the organization.  The Audit Committee has the ability to retain, at the Company’s expense, special legal, accounting, or other consultants or experts it deems necessary in the performance of its duties.

The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to independent auditors, compensation to any consultant or expert employed by the Audit Committee and ordinary administrative expenses of the Audit Committee that are necessary or appropriate in carrying out its duties.

II.        AUDIT COMMITTEE COMPOSITION AND MEETINGS

The Audit Committee shall be comprised of two or more directors as determined by the Board of Directors, at least one of whom shall be an independent director, free from any relationship that would interfere with the exercise of his or her independent judgment.  All members of the Audit Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements, and the Chair of the Audit Committee shall have accounting or related financial management expertise.

Audit Committee members shall be appointed by the Board of Directors.  If an Audit Committee Chair is not designated or present, the members of the Audit Committee may designate a Chair by majority vote of the Audit Committee membership.

The Audit Committee shall meet at least four times annually, or more frequently as circumstances dictate. Minutes of each meeting shall be kept.  The Audit Committee Chair shall prepare and/or approve an agenda in advance of each meeting.  The Audit Committee should meet privately in executive session at least annually with management, the independent auditors and as a committee to discuss any matters that the Audit Committee or each of these groups believe should be discussed.

III.       AUDIT COMMITTEE RESPONSIBILITIES AND DUTIES

Review Procedures

1.

Review and reassess the adequacy of this Charter at least annually.  Submit the charter to the Board of Directors for approval and have the document published at least every three years in accordance with the SEC regulations.

2.	Review the Company’s quarterly financial statements prior to filing or distribution. Review should include discussion of results of review performed by independent auditors.

3.

Review the Company’s annual audited financial statements prior to filing or distribution.  Review should include discussion with management and independent auditors of significant issues regarding accounting principles, practices and judgments.

4.

In consultation with management and the independent auditors consider the integrity of the Company’s financial reporting processes and controls.  Discuss significant financial risk exposures and the steps management has taken to monitor, control and report such exposures.  Review significant findings prepared by the independent auditors together with management’s responses including the status of previous recommendations.

5.	Review the application of significant regulatory, accounting and auditing initiatives, including new pronouncements, as well as off-balance sheet structures on the Company’s financial statements.

6.

Review and assess the adequacy of internal accounting procedures and controls, and any programs that the Company has instituted to correct any control deficiencies noted by the independent auditors in their annual review.  Discuss with management the results of the foregoing reviews, including significant items and potential ways to improve the accounting procedures and controls.

Independent Auditors

7.

The independent auditors shall report directly to the Audit Committee and are ultimately accountable to the Audit Committee and the Board of Directors.  The Audit Committee shall review the independence, and performance of the auditors and shall directly appoint, retain, compensate, evaluate and oversee the appointment of the independent auditors (including oversight of the resolution of disagreements between management and the auditors regarding financial reporting) and shall discharge of auditors when circumstances warrant.

8.	Pre-approve, to the extent required by law, all audit and non-audit engagements and the related fees and other significant compensation to be paid to the independent auditors.

9.	Oversee and confirm the regular rotation of the lead audit partner of the independent auditors.

10.

On an annual basis, the Audit Committee should ensure receipt from the independent auditors of a formal written statement delineating all relationships between the independent auditors and the Company, its directors and management consistent with Independence Standards Board Standard

Number 1.  The Audit Committee is responsible for actively engaging in a dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and for taking, or recommending that the full board take, appropriate action to oversee the independence of the independent auditors.

11.	Review the independent auditors audit plan - discuss scope, staffing, locations, reliance upon management and internal audit and general audit approach.

12.

Prior to releasing the year-end earnings, discuss the results of the audit with the independent auditors.  Discuss certain matters required to be communicated to audit committees in accordance with the American Institute of Certified Public Accountants Statement of Auditing Standards No. 61.

13.

Annually obtain and review a report from the independent auditors, which shall be delivered prior to and within 90 days of the filing of the audit report with the SEC, which sets forth:  (i) all critical accounting policies and practices used by the Company, (ii) all alternative accounting treatments of financial information within GAAP related to material items that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the accounting firm, and (iii) other material written communication between the accounting firm and management.

14.	Consider the independent auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting.

15.	Follow-up on management’s implementation of recommendations made by the independent auditors.

Legal Compliance

16.

On at least an annual basis, review with the Company’s counsel, any legal matters that could have a significant impact on the organization’s financial statements, the Company’s compliance with applicable laws and regulations, inquiries received from regulators or governmental agencies.

Other Audit Committee Responsibilities

17.	Annually prepare a report to shareholders as required by the SEC. The report should be included in the Company’s annual proxy statement.

18.	Perform any other activities consistent with this Charter, the Company’s By-laws and governing law, as the Audit Committee or the Board of Directors deems necessary or appropriate.

19.	Maintain minutes of meetings and periodically report to the Board of Directors on significant results of the foregoing activities.

Other Charter Provisions

20.	Establish, review and update periodically a Code of Ethical Conduct and ensure that management has established a system to enforce this Code.

21.	Periodically perform self-assessment of Audit Committee performance.

22.	Review financial and accounting personnel succession planning within the Company.

23.

Annually review policies and procedures as well as audit results associated with directors’ and officers expense accounts and perquisites.  Annually review a summary of director and officers’ related party transactions and potential conflicts of interest.

24.

Establish procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

25.	Establish clear hiring policies for current or former employees of the independent auditors.